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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ArQule, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04269E107

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,965,373
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,965,373
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,965,373
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 6.72%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,081,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,081,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,081,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 4.72%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,196,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,196,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,196,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 16.30%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 848,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 848,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 848,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.92%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,092,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,092,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,092,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 29.65%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,092,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,092,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,092,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 29.65%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”) of ArQule, Inc., a Delaware corporation (“ARQL” or the “Issuer”). The principal executive office of ARQL is located at 19 Presidential Way, Woburn, MA 01801-5140.

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 2,965,373 shares of the Common Stock for an aggregate consideration of $13,997,343.97 (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 2,081,900 shares of Common Stock for an aggregate consideration of $9,699,752.80, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 7,196,800 shares of Common Stock for an aggregate consideration of $34,438,987.10, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 848,000 shares of Common Stock for an aggregate consideration of $4,046,235.30. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 44,153,366 shares being outstanding.

(a)     As of November 21, 2008, BVF beneficially owns 2,965,373 shares of Common Stock, BVF2 beneficially owns 2,081,900 shares of Common Stock, BVLLC beneficially owns 7,196,800 shares of Common Stock, ILL10 beneficially owns 848,000 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 13,092,073 shares of Common Stock, representing percentage ownership of approximately 6.72%, 4.72%, 16.30%, 1.92% and 29.65%, respectively.

(b)     Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 13,092,073 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

(c)     Trades of Common Stock within the last 60 days have been made by the following Reporting Persons:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					Exchange	Type of Transaction
11/10/08	Common Stock	2.3500	317,500	80,000	220,000	801,000	NASDAQ	PURCHASE
11/11/08	Common Stock	2.2500	97,200	25,000	68,000	247,000	NASDAQ	PURCHASE
11/12/08	Common Stock	2.4500	89,000	23,000	62,000	226,000	NASDAQ	PURCHASE
11/19/08	Common Stock	2.6500	69,413	18,000	49,000	176,000	NASDAQ	PURCHASE
11/21/08	Common Stock	2.3952	81,900	21,000	56,000	203,000	NASDAQ	PURCHASE

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 26, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.*
	By:	/s/ Mark N. Lampert
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated November 26, 2008, relating to the Common Stock of ARQL shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.
By:	/s/ Mark N. Lampert
Mark N. Lampert President